400 Howard Street

San Francisco, CA 94105

1-800-iShares (1-800-474-2737) www.iShares.com

June 12, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: iShares Trust (the "Trust")

(Securities Act File No. 333-92935; Investment Company Act File No. 811-09729) Request for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust's post-effective amendments filed with respect to the following series of the Trust. Each post-effective amendment was filed on Form N-1A, as referenced below, and became effective on September 11, 2017.

		Post-Effective	Initial
Registered Fund Name	Series Identifier	Amendment	Filing
		No.	Date
iShares High Yield High Beta ETF	S000058861	1,769	6/26/2017
iShares High Yield Low Beta ETF	S000058862	1,770	6/26/2017

The withdrawal is being requested because the Trust has determined not to proceed with the offering of the funds as series of the Trust. No securities were sold in connection with the post-effective amendments.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares Trust

By: /s/ Trent W. Walker

Trent W. Walker

Treasurer and Chief Financial Officer